R L Troutman & Co.
                           6337 Highland Drive, #220
                           Salt Lake City, Utah 84121
                                 (801) 599-2103


                               September 24, 2002


                                                               VIA E.D.G.A.R.
                                                               --------------
Mr. David Ritenour
U. S. Securities and Exchange Commission
Washington, D.C.  20549

        RE: Form 10-SB Registration Statement
            SEC File No. 0-49956
            Filed August 5, 2002

Dear Mr. Ritenour:

R.L. Troutman & Co. hereby requests withdrawal of its registration statement on Form 10-SB12G, originally filed August 5, 2002.

In its letter dated September 6, 2002, the Staff noted certain deficiencies in our filing which we do not expect to be able to correct before the registration statement would become effective by operation of law on October 5, 2002. Accordingly, we respectfully request that the Commission consent to the withdrawal as being consistent with the public interest and the protection of investors.

Please note that we filed the registration statement voluntarily, and are not required to register our securities pursuant to any provision of Section 12(g) or 12(b) of the Exchange Act, or otherwise.

Thank you for your assistance.



/s/ Floyd Robertson
------------------------
President and CEO